Mail Stop 6010   November 21, 2008

Ira L. Goldknopf, Ph.D.
President, Chief Scientific Officer and Interim Chairman
Power3 Medical Products, Inc.
3400 Research Forest Drive, Suite B2-3
The Woodlands, TX 77381

      Re: **Power3 Medical Products, Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed November 13, 2008
              File No. 000-24921

Dear Dr. Goldknopf:

      This is to advise you that we have limited our review of the above preliminary proxy statement to the issues identified below. We will make no further review of this filing.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Security Ownership of Certain Beneficial Owners and Management

1. Please update your beneficial ownership table so that it is of a more "recent practicable date" as required by Item 403 of Regulation S-K. In particular we note that Dr. Goldknopf's beneficial ownership appears to have changed significantly as a result of the convertible promissory note issued to him on or about November 4, 2008. Please update the table to reflect Dr. Goldknopf's increased beneficial ownership and any other updates in beneficial ownership.

* * * * *

      As appropriate, please revise your proxy statement in response to this comment. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label

CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William Wilson, Esq.
        Phillips & Reiter, PLLC
        6805 Capital of Texas Hwy. N., Suite 318
        Austin, TX 78731